Via Email and EDGAR Correspondence

February 22, 2016

Mr. Christian Windsor
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, DC  20549-3561

Re:           Coastal Banking Company, Inc.
Offering Statement on Form 1-A
Filed January 22, 2016
File No. 024-10519

Dear Mr. Windsor:

I am writing on behalf of Coastal Banking Company, Inc. (“Coastal”) in response to the comment letter of the Staff of the Commission dated February 17, 2016, regarding the above-referenced filing. This letter sets forth the comment of the Staff from its correspondence and, following the comment, Coastal’s response.  The Staff’s comment is repeated in boldface, and our response in ordinary type follows.

General

1.   Please revise to include the auditor’s consent to the use of its audit report as an exhibit.  Refer to Part III - Exhibits, Item 17.11 of Form 1-A for information.

Please see Exhibits 11.1 and 11.2.

2.  Please revise to include the tax opinion of Bryan Cave LLP as an exhibit.

Please see Exhibit 12.2, and we note the legal opinion at Exhibit 12.1.

Background of the Merger, page 33

3.  On page 35, you indicate that you valued the vid from Coastal at $13.58 million, based on a “1.2x valuation of Coastal’s projected tangible book value.”  Please revise this discussion to explain to your shareholders the reason for the valuation at 1.2x the projected tangible book value, and why the implied value from the company’s trading price was not used to impute the value of Coastal’s bid.  Also, please tell us, with a view towards revised disclosure, the source of the projected tangible book value.  Did your financial advisor receive projections from Coastal, or did they otherwise predict Coastal’s year-end book value?

Please see the revised disclosure in the fifth paragraph on page 34 and the third and fourth paragraphs on page 35.

Reasons for the Merger: First Avenue, page 37

Securities and Exchange Commission
February 22, 2016

4.  Revise this section to state, if true, that First Avenue’s board was aware that The Burke Group has previously provided services for Coastal.

We have revised this section under the heading “General” to indicate First Avenue’s board of directors was aware that The Burke Group had previously provided services to Coastal.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 62

5.  Please revise to provide a pro forma balance sheet as of the date of the most recent balance sheet (i.e., September 30, 2015).  Also, revise to provide an income statement for the most recent interim period presented (i.e., nine months ended September 30, 2015).  Refer to F/S, (b)(7)(iv) of Form 1-A and Rule 8-05(b)(2) of Regulation S-X for information.

We have provided the requested information beginning on page 68.

Consolidated Financial Statements of Coastal Banking Company, Inc., page F-1

6.  We note your unaudited financial information starting on page F-46.  Please revise to also include interim statements of cash flows for the periods presented.  Refer to Part F/S, (b)(4) of Form 1-A for information.

We have revised the interim financial information to include an interim statement of cash flows.  Please see page F-50.

7.  Please revise to include notes to the interim financial statements as appropriate.

We have reviewed the interim financial statements to include notes.  Please see pages F-51 to F-68.

8.  Please revise the interim financial statements to include a statements that in the opinion of  management all adjustments necessary in order to make the interim financial statements not misleading have been included.  Refer to Part F/S, (b)(5) of Form 1-A for information.

We have included the requested statement in the fourth paragraph of Note 1 to the interim financial statement.  Please see page F-51.

Financial Statements of First Avenue National Bank, page G-2

9.  We note your unaudited interim financial information starting  on page G-43.  Please revise to also include interim statements of cash flows, as well as interim financials for the corresponding period of the preceding fiscal year.  Refer to Part F/S, (b)(7)(iii) of Form 1-A for information.

We have amended the interim financial statements of First Avenue to also include interim statements of cash flows, as well as the interim financials for the corresponding period of the preceding fiscal year (i.e., a comparative balance sheet as of December 31, 2014 and statement of operations and cash flows for the nine months ended September 30, 2014).

Securities and Exchange Commission
February 22, 2016

10.  Please revise to include notes to the interim financial statement as appropriate.

With respect to the request to include notes to the interim financial statements, we note that First Avenue National Bank is a local community bank with no holding company that is not an SEC registrant, nor does it prepare, publish or issue interim financial statements to its shareholders.  As a nationally chartered bank, the interim financial condition and results of operations for First Avenue are reported to the FDIC through the filing of quarterly Call Reports (which are publicly available as disclosed under the heading “Where You Can Find Additional Information”).  The quarterly Call Reports require supplemental schedules to the balance sheet and statement of operations, such as past due/nonperforming asset information, balances by loan types, balance by deposit type, and regulatory capital information.  However, the Call Report does not include notes to the interim financial statement as required by GAAP.   As a result, the existing financial reporting systems of First Avenue are not currently configured to collect information in a format that would facilitate producing notes to the interim financial statements.

Accordingly, producing notes to the First Avenue interim financial statements will be a time intensive undertaking and will place a significant financial burden on First Avenue to timely produce such that the parties will be able to  complete the proposed business combination in the time frame that the parties have contemplated and agreed to.

We have provided a note (see Note 1 on page G-45) to the interim financial statements that indicates that the interim statements have been prepared consistent with the accounting practices and policies that are described in the notes to the financial statements as of and for the year ended December 31, 2014 and with all adjustments necessary in order to fairly present  the interim financial statements.  In light of such a statement and the fact that First Avenue is the target bank in the proposed merger, its operations are significantly smaller than Coastal’s and its shareholders are not accustomed to receiving interim financial statements with note disclosures, we believe notes to the interim financials will not be material to the shareholders investment decision and failure to include the notes will not cause the interim financial statements to be misleading.  We have provided in Note 1 a statement that Management believes the interim financial statements include all material information related to the financial position, results of operations and cash flows of First Avenue National Bank as of and for the nine months ended September 30, 2015, and no material information has been omitted that would cause such statements to be misleading.

We also note that Coastal Banking Company,  the acquiring entity, is listed on the OTCQX.  Coastal routinely produces and files with the OTCQX interim financial statements which include cash flow statements and notes.  Accordingly, while we are not currently replying to comments 6 through 8, we do note that Coastal will amend its interim financial statements to fully comply with those comments.  We believe the interim cash flow statements and notes to Coastal’s interim financial statements provide the material information needed for the shareholders’ investment decision.

11.  Please revise the interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

Please see page G-45.   We  revised the interim financial statements to include a statement in Note 1 that in the opinion of management all adjustments necessary in order to fairly present the interim financial statements.  Additionally, Note 1 includes a statement that the interim financial statements were prepared consistent with the accounting practices described in the notes to the December 31, 2014 financial statements and a statement that Management believes the interim financial statements include all material information related to the financial position, results of operations and cash flows of First Avenue National Bank as of and for the nine months ended September 30, 2015, and no material information has been omitted that would cause such statements to be misleading..

Securities and Exchange Commission
February 22, 2016

***

Additionally,  we note that no participant in the offering is required to clear its compensation arrangements with FINRA.  We will provided the requested confirmation regarding being advised by at least one state that it is prepared to qualify or register the offering in our request for qualification.

In connection with the foregoing, Coastal acknowledges that:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

●	Coastal is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	Coastal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (843) 522-1228, or our securities counsel, Lyn G. Schroeder, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6904.

Very truly yours,

/s/ Michael G. Sanchez
Michael G. Sanchez
CEO& Chairman
Coastal Banking Company, Inc.

cc:           Lyn G. Schroeder, Bryan Cave LLP (via e-mail)